UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 2, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT

THE BOARD MEETING

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, our Chairman, the fourth ordinary meeting in 2014 (the “Meeting”) of the board of directors of the Company (the “Board”) was held on 29 August 2014 in Shanghai International Airport Hotel (上海國際機場賓館).

Mr. Liu Shaoyong, our Chairman, Mr. Ma Xulun, our Vice Chairman, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, directors of the Company (the “Directors”), and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Li Ruoshan and Mr. Ma Weihua, the independent non-executive Directors, were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Yu Faming, the chairman of the supervisory committee of the Company, together with Mr. Xi Sheng, Mr. Ba Shengji and Mr. Feng Jinxiong, the supervisors of the Company, as well as certain senior management personnels of the Company also attended the Meeting.

The Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Board. The Directors present at the Meeting discussed and unanimously passed the following resolutions:

1.	Considered and approved the 2014 interim financial statements of the Company.

2.	Considered and approved the resolution concerning the establishment of a wholly-owned subsidiary engaging in aircraft maintenance and the formation of an aircraft engineering department.

(1)	Agreed to segregate the Group’s aircraft maintenance business and its related assets, liabilities and personnels, and the establishment of a wholly-owned subsidiary tentatively named 東方航空技術有限公司 (Eastern Airlines Technology Co., Ltd.), with registered capital of not more than RMB4.3 billion;

(2)	Agreed to establish an aircraft engineering department, a second-tier functional body of the Company;

(3)	Agreed to delegate power to the general manager of the Company to take charge of the detailed implementation.

3.	Considered and approved the resolution concerning the Company’s provision of guarantee for loans taken out by 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) (“Flight Training Company”):

Agreed to the Company’s provision of guarantee for loans taken out by Flight Training Company, a wholly-owned subsidiary of the Company.

The provision of guarantee for loans taken by Flight Training Company does not reach the amount which requires shareholders’ approval at general meeting of the Company pursuant the laws and regulations and the listing rules applicable at the place of listing of the Company. As such, it is agreed that the general manager of the Company shall decide upon and implement the aforesaid guarantee within the scope of authority granted by the Board.

Upon entering into guarantee contract(s), the Company will perform its obligation of information disclosure pursuant to the listing rules applicable at the place of listing of the Company.

4.	Considered and approved the 2014 interim report of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

29 August 2014

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